UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Petrobras Signs Agreement in Principle to Settle Class Action in the U.S.

Rio de Janeiro, January 3, 2018 - Petróleo Brasileiro S.A. - Petrobras announces that it has signed an agreement in principle to settle the securities class action lawsuit filed in the United States District Court for the Southern
District of New York (“SDNY”).

The agreement, which is subject to approval by the court, is intended to resolve all pending and prospective claims by purchasers of Petrobras securities in the
United States and by purchasers of Petrobras securities that are listed for trading in the United States. It eliminates the risk of an adverse judgment which, as Petrobras has previously reported, could have a material adverse effect on the company and its financial situation, and puts an end to the uncertainties, burdens and costs of protracted litigation.

Under the proposed settlement, Petrobras has agreed to pay US$ 2.95 billion to resolve claims in two installments of US$983 million and a last installment of
US$984 million. The first installment will be paid within 10 days of preliminary approval of the settlement by the court. The second installment will be paid within 10 days of final approval of the settlement. The third installment will be paid by the later of (i) six months after final approval, or (ii) January 15,
2019.  The total settlement amount will be recognized in the fourth quarter of
2017.

The agreement does not constitute any admission of wrongdoing or misconduct by
Petrobras. In the agreement, Petrobras expressly denies liability. This reflects its status as a victim of the acts uncovered by Operation Car Wash, as recognized by Brazilian authorities including the Brazilian Supreme Court.  As a victim of the scheme, Petrobras has already recovered R$1.475 billion in restitution in Brazil and will continue to pursue all available legal remedies from culpable companies and individuals.

The agreement is in the company’s best interest and that of its shareholders, given the risks of a verdict advised by a jury, particularities of US procedure and securities laws, as well its assessment of the status of the class action and the nature of such litigation in the United States, where only approximately
0.3% of securities-related class actions proceed to trial.

The agreement will now be submitted to the district court in the SDNY for review. If preliminary approval is granted, the court will notify the members of the class of the terms of the proposed settlement. After considering any objections and a hearing on the fairness of the proposed settlement, the court will decide whether to grant final approval.

As a result of the agreement, the parties will ask the United States Supreme
Court to defer consideration of Petrobras’s petition for a writ of certiorari, which was scheduled for January 5, 2018, pending final approval of the proposed settlement.

_______________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: January 3, 2018.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer